For Immediate Release
Contacts:	Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

	Patrice Ouimet, Vice-President,	Benoit Leroux, Director,
	Corporate Development and	Corporate Development
	Enterprise Risk Management	Tel: (514) 343-8898
	Tel: (514) 340-8933	Email: bleroux@gildan.com
Email: pouimet@gildan.com

Gildan Activewear Announces First Quarter Results Within Guidance Range
And Suspends EPS Guidance For Full Fiscal Year

Montréal, Wednesday, February 11, 2009 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the first quarter of its 2009 fiscal year, and suspended its EPS guidance for the full fiscal year, which it had initiated on December 11, 2008, due to increasing uncertainty about macro-economic conditions and the potential impact of the economic and financial crisis on Gildan’s served markets and customer base. The Company also updated its capital expenditure plans for fiscal 2009.

First Quarter Sales and Earnings

Gildan reported net earnings of U.S. $4.3 million and diluted EPS of U.S. $0.04 for its first fiscal quarter ended January 4, 2009, compared with net earnings of U.S. $27.9 million and diluted EPS of U.S. $0.23 in the first quarter of fiscal 2008. The Company had provided EPS guidance of US $0.00 – $0.05 for the first quarter of fiscal 2009.

The reduction in net earnings and EPS in the first quarter compared to last year was primarily due to significantly lower unit sales volumes, combined with higher cotton and energy costs reflected in inventories consumed in cost of sales during the quarter, more unfavourable activewear product-mix, and increased provisions for accounts receivable. Cotton costs are projected to be at their highest point during the year in the first quarter of fiscal 2009, and were at their lowest point during fiscal 2008 in the first quarter. These negative factors were partially offset by favourable manufacturing efficiencies and higher net selling prices for activewear, compared to the first quarter of fiscal 2008. Compared to the Company’s EPS guidance for the quarter, the impact of lower than projected selling price discounts was offset by lower than projected unit sales volumes, due to continuing inventory destocking by U.S. wholesale distributors, and increased provisions for accounts receivable.

Sales in the first quarter of fiscal 2009, which is seasonally the lowest quarter of the fiscal year for Gildan’s activewear sales, amounted to U.S. $184.0 million, down 26.5% from U.S. $250.5 million in the first quarter of last year. Increased market share penetration in the U.S. screenprint channel was more than offset by an 11.6% decline in overall industry unit shipments in the channel and the significant impact of inventory reductions during the quarter by U.S. wholesale distributors. Sales were also negatively impacted by more unfavourable activewear product-mix. Sales of socks included an extra two weeks of sales from the Prewett acquisition, which was effective from October 15, 2007. However, unit sales of socks decreased due to the elimination of unprofitable sock product-lines during fiscal 2008, and a reduction in inventories carried by retailers. Unit sales of Gildan socks from the Company’s major retail customers to consumers were essentially unchanged compared with the previous year, in spite of weak overall retail market conditions.

The table below summarizes data from the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from wholesale distributors to U.S. screenprinters, for the calendar quarter ended December 31, 2008:

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q1 2009	Q1 2008		Q1 2009 vs.	Q1 2009 vs.
			Q1 2008	Q1 2008
53.3%	49.3%	All activewear products	(4.7%)	(11.6%)

54.2%	50.0%	T-shirts	(3.8%)	(10.9%)

51.9%	49.1%	Fleece	(7.1%)	(12.0%)

35.4%	35.4%	Sport shirts	(25.7%)	(25.8%)

Gross margins in the first quarter were 21.1%, compared to 26.2% after recasting prior year comparatives to reflect the reclassification of manufacturing depreciation and certain items from selling, general and administrative expenses to cost of sales. Recast prior year comparative figures have been provided in the Investor Relations section of the Company’s website. Compared to the recast gross margins for the first quarter of fiscal 2008, the decline in gross margins was due to significantly higher cotton and energy costs, more unfavourable activewear product-mix due to a lower proportion of high-valued fleece and long-sleeve T-shirts, higher depreciation expenses absorbed in cost of sales, a higher proportion of sales of socks compared to activewear, the temporary impact of additional packaging costs related to a transition in sock private label brands for Gildan’s largest retail customer, which is being implemented in the second half of fiscal 2009, and higher labour costs, partially offset by increased manufacturing efficiencies, the non-recurrence of sock inventory write-downs in the first quarter of fiscal 2008, and higher net selling prices compared to the first quarter of last year.

Selling, general and administrative expenses, after reflecting the reclassification of certain items in both years as disclosed in the Company’s website, were U.S. $33.5 million, compared with U.S. $31.7 million in the first quarter of fiscal 2008. The approximate U.S. $2 million impact of an increase in accounts receivable provisions, together with higher professional and legal fees, were partially offset by lower volume-related distribution expenses and the impact of the reduction in the value of the Canadian dollar on Gildan’s corporate administrative expenses.

EPS Outlook and Guidance for Fiscal 2009

Although the Company initiated EPS guidance for fiscal 2009 in mid-December, and has so far met its EPS expectations in spite of difficult market conditions, the Company believes that it is prudent to suspend its earnings guidance due to increasing uncertainty regarding the severity and duration of the current economic and financial crisis. In addition, continuing weak end-use demand and tighter credit markets may affect the financial condition and liquidity of wholesale customers, resulting in increased credit risk and a need for the Company to prudently balance short-term market share considerations with such increased customer credit risk.

Gildan’s operations are performing well, and the Company believes that its strong competitive positioning, combined with its strong balance-sheet and free cash flow generation, will allow it to take advantage of potential opportunities resulting from any industry rationalization or restructuring that may occur as a result of a prolonged industry downturn and crisis in liquidity.

Cash Flows and Capital Expenditures

The Company generated free cash flow of approximately U.S. $3 million in the first quarter of fiscal 2009, after capital expenditures and the payment of prior year income taxes pursuant to the Company’s settlement of its transfer pricing audit with the Canada Revenue Agency. Cash flows from operating activities before depreciation expenses and other non-cash items, together with approximately U.S. $120 million of cash inflows from the collection of accounts receivables in the quarter, were used to finance an approximate U.S. $66 million increase in inventories to meet anticipated sales demand and approximately U.S. $14 million of capital expenditures, as well as to pay approximately U.S. $24 million of income taxes, and U.S. $31 million of accounts payable and accrued liabilities.

The Company ended the first quarter of fiscal 2009 with net indebtedness of approximately U.S. $37 million, and continues to have significant financing capacity and flexibility under its revolving bank credit facility, which matures in 2013. A major objective for the Company in fiscal 2009 will be to maintain its strong financing position and ensure that it continues to be in a position to take advantage of any strategic growth opportunities that may arise.

Consequently, in the current economic environment, Gildan intends to prudently manage its receivable and inventory levels and its capital expenditures. Inventories will be carefully monitored in relation to market conditions as they evolve, and the Company will evaluate the need for production downtime as required to align inventories with sales demand. The Company is continuing to defer construction of its Rio Nance 5 facility until the economic outlook in support of further major capacity expansion becomes clearer. In addition, the Company has decided to proceed cautiously on other expansion projects and defer the ramp-up of its second sock manufacturing facility in Honduras. Gildan plans to transfer its U.S. sock finishing operations to an existing leased facility in Honduras in order to achieve planned manufacturing efficiencies without incurring major capital costs or creating significant new industry overcapacity. The Rio Nance 4 building will be utilized as a distribution centre while sock capacity expansion requirements are re-assessed. Capital expenditures for fiscal 2009 are now projected at approximately U.S. $80 million, compared with the Company’s most recent forecast of U.S. $115 million.

Disclosure of Outstanding Share Data

As of January 31st, 2009, there were 120,637,793 common shares issued and outstanding along with 1,081,328 stock options and 890,112 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

This release should be read in conjunction with Gildan’s 2009 First Quarter MD&A dated February 11, 2009 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM EST. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 13357882, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 8:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 68475073, until Wednesday, February 18, 2009 at midnight, or by sound webcast on Gildan's Internet site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint channel in the U.S. and Canada. It is also a leading supplier to this market in Europe, and is establishing a growing presence in Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of men’s and boys’ underwear and undecorated activewear products to mass-market retailers in North America.

Forward-Looking Statements

Certain statements included in this press release, in particular in the "Outlook" section, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "project", " assume", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section and the risks described under the section "Financial Risk Management" of the 2008 Annual MD&A, as subsequently updated in our first quarter 2009 interim MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this press release, in particular in the "Outlook" section.

Forward-looking information is inherently uncertain and results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade, employment and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; our reliance on a small number of significant customers; changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business; the fact that our customers do not commit to minimum quantity purchases; the seasonality of our business; our ability to attract and retain key personnel; our reliance on computerized information systems; changes in accounting policies and estimates; and disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as free cash flow and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in US$ millions)	Q1 2009	Q1 2008

Cash flows from operating activities	15.9	103.4
Cash flows from investing activities	(12.1)	(169.2)
Add back:
Acquisition of Prewett	-	126.8
Restricted cash related to acquisition	(0.9)	10.0
Free cash flow	2.9	71.0
Certain minor rounding variances exist between the financial statements and this summary.

Net indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in US$ millions)	Q1 2009	Q4 2008	Q1 2008
Current portion of long-term debt	3.0	3.6	4.6
Long-term debt	48.2	49.4	126.2
Total indebtedness	51.2	53.0	130.8

Cash and cash equivalents	(14.4)	(12.4)	(13.6)
Net indebtedness	36.8	40.6	117.2

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of US dollars)

	January 4, 2009	October 5, 2008	December 30, 2007
	(unaudited)	(audited)	(unaudited)
		(Recast-note 3)	(Recast-note 3)
Current assets:
Cash and cash equivalents	$14,377	$12,357	$13,598
Accounts receivable	98,842	222,158	152,001
Inventories (note 5)	386,378	316,172	294,541
Prepaid expenses and deposits	8,550	10,413	8,775
Future income taxes	-	-	3,864
	508,147	561,100	472,779

Property, plant and equipment	435,230	436,516	413,303
Intangible assets	59,154	59,954	65,663
Other assets	14,996	17,277	18,377
Assets held for sale (note 8)	10,497	10,497	12,681
Goodwill	6,709	6,709	-
Future income taxes	8,751	9,283	10,489

Total assets	$1,043,484	$1,101,336	$993,292

Current liabilities:
Accounts payable and accrued liabilities	$124,647	$155,669	$118,880
Income taxes payable	17,394	46,627	5,613
Current portion of long-term debt	3,050	3,556	4,589
	145,091	205,852	129,082

Long-term debt	48,195	49,448	126,231
Future income taxes	26,516	27,331	40,760
Non-controlling interest in consolidated joint venture	6,773	7,162	7,223

Contingencies (note 12)

Shareholders' equity:
Share capital	90,389	89,377	88,463
Contributed surplus	6,733	6,728	4,505

Retained earnings	693,359	689,190	570,780
Accumulated other comprehensive income	26,248	26,248	26,248
	719,787	715,438	597,028
	816,909	811,543	689,996

Total liabilities and shareholders' equity	$1,043,484	$1,101,336	$993,292

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(In thousands of US dollars, except per share data)

	Three months ended
	January 4, 2009	December 30, 2007
	(unaudited)	(unaudited)
		(Recast-notes 1 and 3)
Net sales	$183,995	$250,457
Cost of sales	145,105	184,886
Gross profit	38,890	65,571
Selling, general and administrative expenses	33,479	31,698
Restructuring and other charges (note 8)	925	823
Operating income	4,486	33,050
Financial expense, net (note 11(b))	189	2,739
Non-controlling interest in consolidated joint venture	(389)	291
Earnings before income taxes	4,686	30,020
Income taxes	337	2,080
Net earnings and comprehensive income	$4,349	$27,940

Basic EPS (note 9)	$0.04	$0.23
Diluted EPS (note 9)	$0.04	$0.23

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Three months ended
	January 4, 2009	December 30, 2007
	(unaudited)	(unaudited)
		(Recast-note 3)
Cash flows from (used in) operating activities:
Net earnings	$4,349	$27,940
Adjustments for:
Depreciation and amortization (note 10(b))	15,887	12,381
Variation of depreciation included in inventories (note 10(b))	(4,415)	(1,421)
Restructuring charges related to assets held for sale and property, plant and equipment	-	(289)
Loss on disposal of assets held for sale and property, plant and equipment	21	59
Stock-based compensation costs	747	678
Future income taxes	(178)	(1,235)
Non-controlling interest	(389)	291
Unrealized net gain on foreign exchange and forward foreign exchange contracts	(1,224)	(239)
	14,798	38,165
Changes in non-cash working capital balances:
Accounts receivable	119,735	83,347
Inventories	(65,791)	(9,734)
Prepaid expenses and deposits	1,863	554
Accounts payable and accrued liabilities	(30,768)	(11,506)
Income taxes payable	(23,935)	2,568
	15,902	103,394

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term credit facility	-	71,000
Decrease in bank indebtedness	-	(1,261)
Increase in other long-term debt	36	1,561
Repayment of other long-term debt	(1,795)	(1,401)
Proceeds from the issuance of shares	270	276
	(1,489)	70,175

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(13,663)	(34,150)
Acquisition of V.I. Prewett & Son, Inc.	-	(126,819)
Restricted cash related to acquisition	939	(10,000)
Proceeds on disposal of assets held for sale	212	421
Net decrease in other assets	376	1,381
	(12,136)	(169,167)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(257)	(54)

Net increase in cash and cash equivalents during the period	2,020	4,348

Cash and cash equivalents, beginning of period	12,357	9,250

Cash and cash equivalents, end of period	$14,377	$13,598

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Interim Consolidated Statement of Shareholders' Equity
Three months ended January 4, 2009 and December 30, 2007
(in thousands or thousands of US dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
	Number	Amount
Balance, September 30, 2007, as previously reported	120,419	$88,061	$3,953	$26,248	$545,388	$663,650
Cumulative effect of adopting a new accounting policy (note 3)	-	-	-	-	(2,548)	(2,548)
Balance, September 30, 2007, as recast	120,419	88,061	3,953	26,248	542,840	661,102
Stock-based compensation related to stock options and Treasury restricted share units	-	-	678	-	-	678
Shares issued under employee share purchase plan	2	52	-	-	-	52
Shares issued pursuant to exercise of stock options	28	224	-	-	-	224
Shares issued pursuant to exercise of Treasury restricted share units	8	-	-	-	-	-
Ascribed value credited to share capital from exercise of Treasury restricted share units	-	126	(126)	-	-	-
Net earnings, recast (note 3)	-	-	-	-	27,940	27,940
Balance, December 30, 2007, as recast (unaudited)	120,457	$88,463	$4,505	$26,248	$570,780	$689,996

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
	Number	Amount
Balance, October 5, 2008, as previously reported	120,536	$89,377	$6,728	$26,248	$689,980	$812,333
Cumulative effect of adopting a new accounting policy (note 3)	-	-	-	-	(790)	(790)
Balance, October 5, 2008, as recast	120,536	89,377	6,728	26,248	689,190	811,543
Stock-based compensation related to stock options and Treasury restricted share units	-	-	747	-	-	747
Shares issued under employee share purchase plan	10	265	-	-	-	265
Shares issued pursuant to exercise of stock options	2	5	-	-	-	5
Shares issued pursuant to exercise of Treasury restricted share units	81	-	-	-	-	-
Ascribed value credited to share capital from exercise of Treasury restricted share units	-	742	(742)	-	-	-
Net earnings	-	-	-	-	4,349	4,349
Balance, January 4, 2009 (unaudited)	120,629	$90,389	$6,733	$26,248	$693,539	$816,909

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended January 4, 2009)
(Tabular amounts in thousands or thousands of US dollars, except per share data or unless otherwise noted)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 5, 2008.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

All amounts in the attached notes are unaudited unless specifically identified.

Statement of earnings classification:
Effective the first quarter of fiscal 2009, the Company changed certain classifications of its Statement of Earnings and Comprehensive Income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is included in Cost of sales. The remaining depreciation and amortization expense has been reclassified to Selling, general and administrative expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the Statement of Earnings and Comprehensive Income. In addition, the Company reclassified certain other items in its Statement of Earnings and Comprehensive Income. Outbound freight, previously classified within Selling, general and administrative expenses, is now reported within Cost of sales. Also, a new caption is now presented for Financial expenses and income, which includes interest income and expenses, foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts) were previously included in Cost of sales. Other financial charges were previously reflected in Selling, general and administrative expenses. These changes in classification have resulted in a decrease of $13.4 million and $0.9 million in Gross profit and Selling, general and administrative expenses, respectively, compared to the amounts previously reported for the first quarter of fiscal 2008. For the period ended December 30, 2007, the decrease of $13.4 million in Gross profit is due to reclassifications of $9.5 million of depreciation and amortization expense, $3.6 million of outbound freight and $0.3 million of foreign exchange gains and other financial income. There has been no impact on net earnings as a result of these changes in classification.

2. Significant accounting policies:

Except for the adoption of the new accounting standards described in Note 3 below and the Statement of earnings classification changes in Note 1 above, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1(a) and Note 2 of its audited consolidated financial statements for the year ended October 5, 2008.

3. Adoption of new accounting standards:

Inventories:
Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, which replaces Section 3030, Inventories, and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section, which was issued in June 2007, provides changes to the measurement of, and more extensive guidance on, the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. The Company compared the requirements of this new Section with its current measurement and determination of costs and concluded that the new Section did not have a significant impact on the results of operations. The Company previously included and will continue to include the amount of depreciation related to manufacturing activities as a component of the cost of inventories. However, the new Section requires depreciation expense related to inventories which have been sold to be presented in Cost of sales. As a result, effective the first quarter of fiscal 2009, depreciation expense related to manufacturing activities has been reclassified to Cost of sales.  See the section, Statement of earnings classification, in Note 1 above and Note 5 for the new disclosure requirements related to the adoption of Section 3031.

General Standards of Financial Statement Presentation:
Effective the commencement of its 2009 fiscal year, the Company adopted the amendment of CICA Handbook Section 1400, General Standards of Financial Statement Presentation, which is effective for interim periods beginning on or after October 1, 2008 and which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of the amended Section did not have an impact on the interim consolidated financial statements of the Company.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. Adoption of new accounting standards (continued):

Goodwill and intangible assets:
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section applies to interim and annual financial statements relating to the Company’s fiscal year beginning on October 6, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Company deferred and amortized plant start-up costs on a straight-line basis over two years. The impact of adopting this Section, on a retrospective basis, is an increase of $0.5 million in net earnings for the three-month period ended December 30, 2007, with no change in the reported basic and diluted earnings per share, and a decrease of $0.8 million and $2.5 million in shareholders’ equity at October 5, 2008 and September 30, 2007, respectively.

4. New Accounting Pronouncements:

Credit risk and the fair value of financial assets and financial liabilities:
On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and is applicable to the Company for its second quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The Company is currently assessing the impact of EIC 173 on its consolidated financial statements.

Business combinations:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated financial statements and non-controlling interests:
In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders' equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. New Accounting Pronouncements (continued)

International Financial Reporting Standards:
In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual financial statements with comparative information for fiscal 2011.

5. Inventories:

Inventories were comprised of the following:

	January 4, 2009	October 5, 2008	December 30, 2007
Raw materials and spare parts inventories	$59,449	$59,742	$47,495
Work in process	30,639	29,086	32,956
Finished goods	296,290	227,344	214,090
Total	$386,378	$316,172	$294,541

The amount of inventory recognized as an expense and included in Cost of sales for the three-month periods ended January 4, 2009 and December 30, 2007 was $142.9 million and $181.3 million, respectively, which included an expense of $0.5 million and $1.7 million, respectively, related to the write-down of slow-moving inventory.

6. Stock-based compensation:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("Non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, October 5, 2008	878	$14.23
Granted	233	23.49
Exercised	(2)	4.32
Forfeited	(18)	30.96
Options outstanding, January 4, 2009	1,091	$15.94

As at January 4, 2009, 657 of the outstanding options were exercisable at the weighted average price of CA$7.72. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the first quarter ended January 4, 2009 was CA$9.99.

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit
Treasury RSUs outstanding, October 5, 2008	979	$17.43
Granted	50	16.98
Settled through the issuance of common shares	(81)	9.21
Forfeited	(38)	27.70
Treasury RSUs outstanding, January 4, 2009	910	$17.70

As at January 4, 2009, none of the awarded and outstanding Treasury RSUs were vested.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-based compensation (continued):

The compensation expense recorded for the three-month periods ended January 4, 2009 and December 30, 2007, respectively, was $0.7 million and $0.7 million, in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding Non-Treasury RSUs were as follows:

Number
Non-Treasury RSUs outstanding, October 5, 2008	99
Granted	106
Settled	(1)
Forfeited	(7)
Non-Treasury RSUs outstanding, January 4, 2009	197

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount will be based on the Company’s stock price at the vesting date. As of January 4, 2009, the weighted average fair value per non-Treasury RSU was $12.20. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As of January 4, 2009, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation expense (recovery) recorded for the three-month periods ended January 4, 2009 and December 30, 2007, respectively, was $(0.2) million and $0.3 million, in respect of the non-Treasury RSUs. The counterpart has been recorded in Accounts payable and accrued liabilities.

7. Guarantees:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 4, 2009, the maximum potential liability under these guarantees was $9.9 million, of which $3.9 million was for surety bonds and $6.0 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates up to fiscal 2010, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at January 4, 2009, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

8. Restructuring and other charges and assets held for sale:

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In addition, in the third quarter of fiscal 2008, the Company announced the planned consolidation of its Haiti sewing operation to be finalized in the first half of fiscal 2009. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

Restructuring charges of $0.9 million in the first quarter of fiscal 2009 include $0.3 million of additional severance relating to the closures noted above, and $0.6 million of exit costs, mainly for the closure of the Haiti sewing facility. Restructuring charges of $0.8 million in the first quarter of fiscal 2008 were composed of $1.1 million of other exit costs, primarily related to the closures noted above, including carrying and dismantling costs associated with assets held for sale less a gain of $0.3 million recognized on the disposal of assets held for sale.

Assets held for sale of $10.5 million as at January 4, 2009 (October 5, 2008 - $10.5 million; December 30, 2007 - $12.7 million) include property, plant and equipment at these various locations. The Company expects to incur additional carrying costs relating to these assets, which will be accounted for as restructuring charges as incurred during fiscal 2009, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	January 4, 2009	December 30, 2007
Basic earnings per share:
Basic weighted average number of common shares outstanding	120,573	120,428
Basic earnings per share	$0.04	$0.23
Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,573	120,428
Plus impact of stock options and Treasury RSUs	835	1,228
Diluted weighted average number of common shares outstanding	121,408	121,656
Diluted earnings per share	$0.04	$0.23

Excluded from the above calculation for the three months ended January 4, 2009 are 467 stock options and 189 Treasury RSUs, which were deemed to be anti-dilutive. All stock options and Treasury RSUs outstanding for the three months ended December 30, 2007 were dilutive.

10. Other information:

(a)

Supplemental cash flow disclosure:

	Three months ended
	January 4, 2009	December 30, 2007
Cash paid during the period for:
Interest	$947	$2,826
Income taxes	24,014	917

	January 4, 2009	October 5, 2008	December 30, 2007
		(audited)
Balance of non-cash transactions:
Additions to property, plant and equipment included in
Accounts payable and accrued liabilities	$1,823	$1,720	$1,662
Ascribed value credited to share capital from issuance of
Treasury RSUs	742	190	126
Proceeds on disposal of long-lived assets in Other assets	1,236	1,382	1,723
Proceeds on disposal of long-lived assets in Accounts	–	–	1,050
receivable
Business acquisition in Accounts payable and accrued	1,196	1,196	–
liabilities

Cash and cash equivalents consist of:
Cash balances with banks	$10,130	$8,068	$6,495
Short-term investments, bearing interest at rates up to 0.3% at
January 4, 2009, up to 2.22% at October 5, 2008 and up to
4.5% at December 30, 2007	4,247	4,289	7,103
	$14,377	$12,357	$13,598

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Other information (continued):

(b)

Depreciation and amortization:

	Three months ended
	January 4, 2009	December 30, 2007
Depreciation and amortization of property, plant and equipment and intangible assets	$15,887	$12,381
Adjustment for the variation of depreciation of property, plant and equipment
included in inventories at the beginning and end of the period	(4,415)	(1,421)
Depreciation and amortization included in the interim consolidated statements
of earnings and comprehensive income	$11,472	$10,960

Consists of:
Depreciation of property, plant and equipment	$10,550	$10,211
Amortization of intangible assets	800	737
Amortization of deferred financing costs and other	122	12
Depreciation and amortization included in the interim consolidated
statements of earnings and comprehensive income	$11,472	$10,960

(c)

The Company recorded bad debt expense of $1.8 million and nil for the three-month periods ended January 4, 2009 and December 30, 2007, respectively. Bad debt expense is included in Selling, general and administrative expenses in the interim consolidated statements of earnings and comprehensive income.

(d)

The Company expensed $2.0 million and $1.4 million in Cost of sales for the three months ended January 4, 2009 and December 30, 2007, respectively, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations relating to employees located in the Caribbean Basin and Central America.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Financial instruments:

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled "Financial Risk Management" of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at and for the three months ended January 4, 2009, which is included in the Gildan Q1 2009 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.

(a)

Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheet, are as follows:

	January 4, 2009		October 5, 2008
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Available-for-sale financial assets:
Cash and cash equivalents	$14,377	$14,377	$12,357	$12,357
Loans and receivables:
Accounts receivable - trade	84,171	84,171	206,276	206,276
Accounts receivable - other	14,671	14,671	15,882	15,882
Long-term receivable included in Other assets	1,623	1,623	1,748	1,748
Restricted cash related to Prewett acquisition
included in Other assets	9,061	9,061	10,000	10,000
Forward foreign exchange contracts included in Other assets	232	232	929	929

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	122,503	122,503	155,669	155,669
Long-term debt - bearing interest at variable rates:
Revolving long-term credit facility	45,000	45,000	45,000	45,000
Other long-term debt	5,195	5,195	6,319	6,319
Long-term debt - bearing interest at fixed rates	1,050	1,050	1,685	1,685
Forward foreign exchange contracts included in Accounts
payable and accrued liabilities	2,144	2,144	-	-

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange contracts was determined using observable market inputs.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Financial instruments (continued):

(b)

Financial expense, net:

	Three months ended
	January 4, 2009	December 30, 2007
Interest expense (i)	$930	$2,794
Bank and other financial charges	239	262
Foreign exchange gain (ii)	(980)	(317)
	$189	$2,739

(i) Interest expense:

	Three months ended
	January 4, 2009	December 30, 2007
Interest expense on long-term indebtedness	$883	$2,955
Interest expense on short-term indebtedness	71	15
Interest income on available-for-sale financial assets	(20)	(180)
Interest income on loans and receivables	(20)	(20)
Other interest expense	16	24
	$930	$2,794

Interest income on available-for-sale financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in Other assets.

(ii) Foreign exchange gain:

	Three months ended
	January 4, 2009	December 30, 2007
Loss (gain) relating to financial assets and liabilities, including income taxes payable	$(3,281)	$524
Unrealized loss (gain) relating to the mark-to-market value of forward foreign exchange contracts	2,842	(848)
Realized loss (gain) relating to forward foreign exchange contracts	(541)	7
	$(980)	$(317)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Financial instruments (continued):

(c)

Forward foreign exchange contracts:

The following table summarizes the Company’s derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at January 4, 2009 and October 5, 2008:

		Notional foreign	Average	Notional US	Carrying and fair value
January 4, 2009	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	22,726	0.8856	$20,126	$–	$(1,422)
	6-12 months	24,420	0.8546	20,868	4	(722)
Sell EUR/Buy USD	0-6 months	2,650	1.4743	3,907	228	–
				$44,901	$232	$(2,144)

		Notional foreign	Average	Notional US	Carrying and fair value
October 5, 2008	Maturity	currency amount	exchange rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	5,483	0.9302	$5,100	$–	$–
Buy EUR/Sell GPB	0-6 months	962	1.3740	1,322	–	–
Sell EUR/Buy USD	0-6 months	5,650	1.4591	8,244	472	–
Sell GBP/Buy USD	0-6 months	2,951	1.9177	5,659	457	–
				$20,325	$929	$–

12. Contingencies:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits have been consolidated, and a consolidated amended complaint has been filed. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act and an amended complaint along with affidavit evidence for leave to pursue such statutory liability claims and class certification have been filed. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

The Company has two customers accounting for at least 10% of total net sales. For the three-month period ended January 4, 2009, Customer A accounted for 24.6% of total net sales and Customer B accounted for 23.5%. For the three-month period ended December 30, 2007, Customer A accounted for 21.2% of total net sales and Customer B accounted for 23.3%.

	Three months ended
	January 4, 2009	December 30, 2007
Net sales were derived from customers located in the following geographic areas:

United States	$169,630	$229,709
Canada	4,724	9,936
Europe and other	9,641	10,812
	$183,995	$250,457

Net sales by major product group:

Activewear and underwear	$115,843	$168,448
Socks	68,152	82,009
	$183,995	$250,457

	January 4, 2009	October 5, 2008	December 30, 2007
Property, plant and equipment by geographic area are as follows:		(audited)

Caribbean Basin and Central America	$327,620	$325,670	$315,079
United States	80,378	83,264	83,573
Canada and other	27,232	27,582	14,651
	$435,230	$436,516	$413,303

Goodwill and intangible assets relate to acquisitions located in the United States.